Filed by Alkuri Global Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alkuri Global Acquisition Corp.

Commission File No.: 001-40011

Date: June 3, 2021

Note from Ali Parsadoust to Babylon Employees

To: All Babylonians DL

From: Ali

Subject line:  Taking our first step towards becoming a publicly-listed company - internal use only - strictly confidential
Attachments: none

Babylonians,

Since our journey began in 2013 in the small studio at the end of my roof terrace, we have evolved from a start-up with less than 5 employees into a world leading digital-first, value-based care company. Throughout this time, Babylonians have been driven by our mission to put accessible and affordable healthcare in the hands of every person on Earth, and the progress we have made is all thanks to their hard work and dedication. Yet, we are still really at the very beginning of our journey to meaningfully re-engineer a better model of healthcare for many in need. So today, we are taking an important step to give us the right foundation for the next phase of our growth.

A few minutes ago, we announced that we are taking the first step towards becoming a publicly-listed company by signing a definitive merger agreement with Alkuri Global Acquisition Corp (‘Alkuri Global’), (NASDAQ: KURI, KURIU, and KURIW), a special purpose acquisition company (SPAC). A SPAC is a company that raises money from public market investors and then ‘merges’ the cash they raise with a private operating company, ultimately transitioning the private company to become a public company through the transaction. Going public through the SPAC process is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on NASDAQ under the new ticker symbol ‘BBLN’.

What does this mean for Babylon, and Babylonians?

We believe that being a publicly-listed company will accelerate our ability to deliver on our mission. It will provide us with the capital required to execute our go-to-market strategy around the world, help us to explore new opportunities to expand our services and capabilities, and provide even greater opportunities for growth and development to all Babylonians.

Internally not much will change, and we will all continue as before. I will continue as CEO and Chairman of the public Board of Directors, and divide my time between the US, the UK, Rwanda, and APAC. Our Leadership team will remain as they are and progress their work. Our mission, strategy, and WOWs are unchanged, and hopefully through time, as we bring in more resources, we will accelerate them even more.

So, why did we decide to do this now?

We are at a pivotal moment in the transformation of healthcare. We are among those leading the shift from sick care to preventative healthcare which will result in better health, a better experience, and reduced costs. But we are just at the start, and there is so much more to do to make a meaningful impact to those that need it most. Entering the public US capital markets will enable us to access the world’s largest pool of capital, giving us the resources we need to accelerate our work. If there’s any time to leap forward, it’s now.

Next steps, important information and timeline

It is important to remember that today is only the first step. There are several requirements that need to be met before the transaction closes and we become a publicly-listed company, which we expect to happen in the second half of 2021. Until then, we will continue to operate as we do now. But while we work through this process, there are certain rules which we all must follow, as the US Securities and Exchange Commission (‘SEC’) has strict rules governing publicity and insider trading.

You will soon receive an important email from Babylon Comms. It’s imperative that you read,  understand and comply with the information provided in the FAQs and Babylon ‘Do’s & Don’ts’ Guide included in the Babylon Comms note, as there are criminal and employment liabilities attached to this, it is not just a Babylon policy. Both documents include protocols for how to discuss this transaction between now and the transaction closing. In addition, later today we will be holding a special stand-up where we will provide further information.

I would like to take this opportunity to express my deepest gratitude and thanks to the Babylon team working behind the scenes on this transaction. They have been working tirelessly with many long hours and personal sacrifices made. While the next few months will continue to be busy as we prepare for our public listing, I hope you will all find time to celebrate all that’s been achieved to meet this milestone.

To all Babylonians, when we do reach listing day, we will of course arrange a celebration for us all, as soon as we are allowed, to mark the start of our next phase as a public company. This would not have been possible without generations of Babylonians, each one of which has brought us to this point, and I couldn’t be prouder of what we have accomplished so far. I’m grateful for the fantastic work that you’ve all done, and the commitment you continue to demonstrate. We have come a long way together. Only a tiny fraction of start-ups ever reach this far. But for us, the best part is still to come, we are just getting started!

Thank you.

Ali

Additional Information and Where to Find It

In connection with the proposed business combination between Alkuri Global Acquisition Corporation (“Alkuri Global”) and Babylon Holdings Limited (“Babylon”) and the other parties to the Merger Agreement dated June 3, 2021 (the “Merger Agreement”), Babylon intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) with respect to Babylon’s securities to be issued in connection with the proposed business combination, and Alkuri Global intends to file a preliminary proxy statement in connection with Alkuri Global’s solicitation of proxies for the vote by Alkuri Global’s stockholders in connection with the proposed business combination and other matters as described in the proxy statement, as well as the preliminary prospectus relating to the offer of the securities to be issued to Alkuri Global’s stockholders in connection with the completion of the business combination. After the Registration Statement has been declared effective, Alkuri Global will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed business combination. Alkuri Global’s stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement/consent solicitation/prospectus, in connection with Alkuri Global’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination (the “Special Meeting”), because these documents will contain important information about Alkuri Global, Babylon and the proposed business combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

Alkuri Global’s stockholders may also obtain a copy of the preliminary proxy statement/prospectus, or definitive proxy statement/prospectus once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alkuri Global, without charge, at the SEC's website located at www.sec.gov or by directing a request to: Alkuri Global Acquisition Corp., 4235 Hillsboro Pike, Suite 300, Nashville, TN 37215, Attention: Secretary, (615) 632-0303.

Participants in Solicitation

Alkuri Global, Babylon, and their respective directors and officers may be deemed participants in the solicitation of proxies of Alkuri Global stockholders in connection with the proposed business combination. Alkuri Global stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Alkuri Global in Alkuri Global’s registration statement on Form S-1 (File No. 333-251832), which was declared effective by the SEC on February 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Alkuri Global stockholders in connection with the proposed business combination and other matters to be voted upon at its Special Meeting will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Babylon intends to file with the SEC.

Forward-Looking Statements

This communication contains, and certain oral statements made by representatives of Babylon and Alkuri Global and their respective affiliates, from time to time may contain, a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s or Alkuri Global’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, Babylon’s and Alkuri Global’s expectations with respect to the future performance of the combined company, including whether this proposed business combination will generate returns for stockholder, the anticipated addressable market for the combined company, the satisfaction of the closing conditions to the business combination, and the timing of the transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Babylon’s or Alkuri Global’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Alkuri Global or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the failure of investors in the PIPE to fund their commitments upon the closing of the proposed business combination; (e) the risk that the proposed business combination disrupts current plans and operations of Babylon or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in SPACs) which could result in the need for Alkuri Global to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Alkuri Global’s securities and the attractiveness of the business combination to investors; (i) the possibility that Babylon may be adversely affected by other economic, business and/or competitive factors; and (j) other risks and uncertainties to be identified in the registration/proxy statement relating to the business combination, when available, and in other documents filed or to be filed with the SEC by Alkuri Global and Babylon and available at the SEC’s website at www.sec.gov.

Babylon and Alkuri Global caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, neither Alkuri Global nor Babylon undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

No Assurances

There can be no assurance that the proposed business combination will be completed, nor can there be any assurance, if the proposed business combination is completed, that the potential benefits of combining the companies will be realized.

Information Sources; No Representations

This communication has been prepared for use by Babylon and Alkuri Global in connection with the proposed business combination. The information herein does not purport to be all-inclusive. The information herein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of Alkuri Global was derived entirely from Alkuri Global and all information relating to the business, past performance, results of operations and financial condition of Babylon was derived entirely from Babylon. No representation is made as to the reasonableness of the assumptions made with respect to the information herein, or to the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will Alkuri Global, Babylon, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Babylon has been derived, directly or indirectly, exclusively from Babylon and has not been independently verified by Alkuri Global. Neither the independent auditors of Alkuri Global nor the independent auditors of Babylon audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.